UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 4, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES NEW APPOINTMENT

Moscow, Russia – May 04, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces the appointment of  Alexey
Ivanushkin as Chief Executive Officer of the Oriel Resources Company Ltd (Great
Britain).
Alexey Ivanushkin, 46, has been appointed Chief Executive Officer of the Oriel
Resources Company Ltd. (Great Britain), which united all the ferroalloy assets of Mechel OAO: Tikhvin Smelting Plant (St. Petersburg region), Southern Urals
Nickel Plant (Orenburg region), Bratsk Ferroalloy Plant (Irkutsk region), mining and processing plant Voskhod Chrome, Voskhod Chrome Deposit and Shevchenko
Nickel Deposit (Kazakhstan).
In this new position Mr. Ivanushkin will be in charge of the strategic management of Mechel’s Ferroalloy Division.
The position of Chief Operating Officer at Mechel OAO has been eliminated.
Since October 2008 Mr. Ivanushkin has been Director of the Oriel Resources
Company Ltd. He held the position of Mechel’s Chief Operating Officer from
January 2004 until February 2009 and was Chief Executive Officer of Mechel Steel
Group OAO from March 2003 to January 2004. He has been Chairman of the Board of
Directors at Mechel’s subsidiary, Chelyabinsk Metallurgical Plant OAO, since
2002. From 1999 to 2002, Mr. Ivanushkin served as General Director of the
Chelyabinsk Metallurgical Plant, and from  1993 to 1999 he was the Director of the ferrous metals and ferroalloy department at the Moscow office of Glencore
International AG.
Mr. Ivanushkin graduated from Moscow State University of Foreign Relations
(MGIMO) with a degree in economics and international affairs.

***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: May 04, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO